UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On July 13, 2025, Bit Origin Ltd (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the buyers mentioned in the schedule thereto (the “Buyers”), pursuant to which the Company agreed to sell (the “Offering”) up to (i) an aggregate principal amount of $100,000,000 in Senior Secured Convertible Notes, convertible into Class A ordinary shares of the Company, par value $0.30 per share (“Common Shares”). The Purchase Agreement contains representations and warranties of the Company and the Buyers which are typical for transactions of this type. In addition, the Purchase Agreement contains customary covenants on the Company’s part that are typical for transactions of this type, as well as the following additional covenants.

The Purchase Agreement also obligates the Company to indemnify the Buyers for certain losses including those resulting from (i) any misrepresentation or breach of any representation or warranty made by the Company or any subsidiary in any of the Transaction Documents (as defined in the Purchase Agreement), (ii) any breach of any covenant, agreement or obligation of the Company or any subsidiary contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any subsidiary) or which otherwise involves such indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the securities, (C) any disclosure properly made by such Buyer, or (D) the status of such Buyer or holder of the securities either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief).

Convertible Notes

Pursuant to the Purchase Agreement, the Company has issued (i) a Series A-1 Senior Secured Convertible Note (the “Series A-1 Senior Secured Convertible Note”) in the principal amount of Ten Million Dollars ($10,000,000) maturing on July 16, 2029, with a conversion price of $0.32, subject to adjustment as provided therein; and (ii) a Series B-1 Senior Secured Convertible Note (the “Series B-1 Senior Secured Convertible Note”, collectively with the Series A-1 Senior Secured Convertible Note, the “Convertible Notes”) in the principal amount of Five Million Dollars ($5,000,000) maturing on July 16, 2029, with a conversion price of $0.30, subject to adjustment as provided therein.

The Convertible Notes were issued on July 16, 2025, subject to the satisfaction of customary closing conditions. The Convertible Notes are senior secured obligations of the Company and are secured by all personal property and assets of the Company, pursuant to a Security Agreement.

The Convertible Notes also contain certain negative covenants, including prohibitions on the incurrence of indebtedness, liens, restrictions on redemption and cash dividends, restrictions on the transfer of assets and changes in the nature of business. The Convertible Notes also contain standard and customary events of default including, but not limited to, failure to make payments when due, failure to observe or perform covenants or agreements contained in the Convertible Notes, existence of a default or event of default under any of the Transaction Documents (as defined in the Convertible Notes), the bankruptcy or insolvency of the Company or any of its subsidiaries and unsatisfied judgments against the Company.

The Convertible Notes and the Common Shares issuable upon conversion and exercise of the Convertible have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were issued and sold in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. Each Buyer acquired the securities for investment and acknowledged that it is an accredited investor as defined by Rule 501 under the Securities Act. The Convertible Notes and Common Shares may not be offered or sold in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Additionally, on July 16, 2025, pursuant to the Convertible Notes, the Company entered into a Security and Pledge Agreement (the “Security Agreement”) by and between the Company and the lead Buyer, in its capacity as collateral agent, pursuant to which the Company granted to the lead Buyer, for the ratable benefit of the lead Buyer and the other Buyers, a valid, perfected and enforceable security interest in all personal property and assets of the Company and its subsidiaries, which assets include substantially all of the assets of the Company’s in certain of the Company’s subsidiaries.

On July 16, 2025, the Company also entered into a registration rights agreement with the Buyers (the “Registration Rights Agreement”), which provides, subject to certain limitations, the Buyer with certain registration rights for the ordinary shares issuable upon conversion of the Convertible Notes. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) within 45 days after the issuance of the Convertible Notes to register the resale of the shares underlying the Convertible Notes and cause such registration statement to be effective within 150 days after the issuance of the Convertible Notes. In the event that the Company fails to file the registration statement by the prescribed deadline or such registration statement is not declared effective by the prescribed deadline or the Company fails to maintain the effectiveness of such registration statement, then the Company shall pay to each holder of registrable securities relating to such registration statement an amount in cash equal to two percent (2%) of such investor’s original principal amount stated in such investor’s Convertible Note on July 16, 2025.

On July 16, 2025, all of the Company’s subsidiaries entered into a subsidiary guaranty (the “Subsidiary Guaranty”), pursuant to which the Company’s subsidiaries agreed to guaranty the Company’s obligations under the Securities Purchase Agreement, the Convertible Notes, and other transaction documents.

The foregoing summary of the Purchase Agreement, the Series A-1 Senior Secured Convertible Note, the Series B-1 Senior Secured Convertible Note, the Security Agreement, Subsidiary Guaranty and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Series A-1 Senior Secured Convertible Note, the Series B-1 Senior Secured Convertible Note, the Security Agreement, Subsidiary Guaranty and the Registration Rights Agreement, the forms of which are filed with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 respectively, and are incorporated herein by reference.

Equity Purchase Facility Agreement

On July 13, 2025, the Company also entered into an Equity Purchase Facility Agreement (the “EPFA”) with an unrelated third-party accredited investor (the “Investor”), pursuant to which the Investor committed to purchase, subject to certain conditions and limitations, up to $400,000,000 (the “Commitment Amount”) in newly issued Common Shares (collectively, the “Advance Shares”). The EPFA will terminate automatically on the earlier of August 1, 2028 or the date on which the Investor has paid the full Commitment Amount for Advance Shares under the EPFA, and may be terminated by the Company upon five Trading Days’ (as defined in the EPFA) prior written notice to the Investor.

Upon the terms and subject to the conditions of the EPFA, at any time until the EPFA is terminated, the Company, in its sole discretion, has the right, but not the obligation, to issue and sell to the Investor, and the Investor must subscribe for and purchase from the Company, Advance Shares by the delivery to the Investor of Advance Notices (as defined below), on the following terms:

(i) The Company must, in its sole discretion, select the number of Advance Shares, not to exceed the Maximum Advance Amount (as defined below), it desires to issue and sell to the Investor in each Advance Notice and the time it desires to deliver each written notice to the Investor setting forth the number of Advance Shares that the Company desires to issue and sell to the Investor (the “Advance Notice”).

(ii) There is no mandatory minimum issuance and sale of Advance Shares by the Company to the Investor and there is no non-usage fee for not utilizing the Commitment Amount or any part thereof.

“Maximum Advance Amount” means the Accelerated Purchase Maximum Advance Amount, Regular Purchase Maximum Advance Amount or Extended Purchase Maximum Advance Amount, as applicable, provided, however, the Maximum Advance Amount shall not exceed the limitations set forth in the EPFA:

(i)       “Accelerated Purchase Maximum Advance Amount” in respect of each Advance Notice with an Accelerated Purchase Pricing Period (as defined in the EPFA), an amount of Common Shares equal to the lower of (i) four hundred percent (400%) of the median daily trading volume of the Common Shares (the “Daily Traded Amount”) on the principal market on which the Company’s securities are listed (the “Principal Market”) during the five (5) consecutive Trading Days (as defined in the EPFA) immediately preceding an Advance Notice Date (as defined in the EPFA), and (ii) such number of Common Shares equal to $2,500,000 as of the date of each Advance Notice (determined based on the last closing price of the Common Shares on the Principal Market prior to delivery of such Advance Notice), or such other amount of Common Shares as agreed upon by the Company and the Investor in writing, which may be made via e-mail;

(ii)       “Regular Purchase Maximum Advance Amount” in respect of each Advance Notice with a Regular Purchase Pricing Period (as defined in the EPFA), an amount of Common Shares equal to the lower of (i) one hundred percent (100%) the median Daily Traded Amount during the five (5) consecutive Trading Days immediately preceding an Advance Notice Date, and (ii) such number of Common Shares equal to $1,000,000 as of the date of each Advance Notice (determined based on the last closing price of the Common Shares on the Principal Market prior to delivery of such Advance Notice); and

(iii)       “Extended Purchase Maximum Advance Amount” in respect of each Advance Notice with an Extended Purchase Pricing Period (as defined in the EPFA), an amount of Common Shares equal to the lower of (i) four hundred percent (400%) of the median Daily Traded Amount during the five (5) consecutive Trading Days immediately preceding an Advance Notice Date, and (ii) such number of Common Shares equal to $2,500,000 as of the date of each Advance Notice (determined based on the last closing price of the Common Shares on the Principal Market prior to delivery of such Advance Notice), or such other amount of Common Shares as agreed upon by the Parties in writing, which may be made via e-mail.

The price per Advance Share will be obtained as follows:

(i)       For an Advance Notice selecting an Accelerated Purchase Pricing Period or Extended Purchase Pricing Period, the applicable Market Price multiplied by ninety five percent (95%); and

(ii)       For an Advance Notice selecting a Regular Purchase Pricing Period, the applicable Regular Purchase Market Price (as defined in the EPFA) multiplied by ninety three percent (93%).

Pursuant to the terms of the EPFA, if required by the applicable rules of the Principal Market, the Company is required to hold a special meeting of shareholders (the “Shareholder Meeting”), no later than sixty (60) calendar days following the date such approval is required by the applicable rules of the Principal Market, to seek approval of the issuance of Advance Shares under the EPFA equal to and in excess of 20% of the total outstanding Common Shares (such approval, the “Shareholder Approval”). Until Shareholder Approval is obtained, the total cumulative number of Common Shares that may be issued to the Investor will be limited to 19.99% of the number of Common Shares issued and outstanding as of July 13, 2025 (the “Exchange Cap”) pursuant to the requirements of the Nasdaq Stock Market LLC or other applicable rules of the Principal Market. The Exchange Cap will be calculated based on the number of Common Shares issued and outstanding as of July 13, 2025, which number shall be reduced, on a share-for-share basis, by the number of Common Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by such agreement under the applicable rules of the Principal Market.

The EPFA contains customary representations, warranties, agreements and conditions, indemnification rights and obligations of the parties. Among other things, the Investor represented to the Company, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act).

The offers and sales of the Shares issuable under the EPFA will be made in a private placement in reliance on an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, and applicable state securities laws. The Company plans to file with the SEC a registration statement relating to the resale of the Advance Shares issuable under the EPFA. The Company cannot draw on the EPFA, and the Advance Shares may not be sold nor may offers to buy be accepted, prior to the time that the registration statement covering the resale of the Advance Shares is declared effective by the SEC.

The foregoing summary of the EPFA does not purport to be complete and is qualified in its entirety by reference to the EPFA, the form of which is filed with this Form 6-K as Exhibit 10.7 and is incorporated herein by reference.

Registration Rights Agreement

On July 13, 2025, the Company also entered into a registration rights agreement with the Investor with respect to the resale of Advance Shares issuable pursuant to the EPFA (the “EPFA Registration Rights Agreement”).

If the registration statement covering the Registrable Securities (as defined in the EPFA Registration Rights Agreement) is not filed or declared effective by certain days set forth in the EPFA Registration Rights Agreement (among other things, the “Event Date”), on each such Event Date and on each monthly anniversary of such Event Date thereafter (if not cured by such date) or any pro rata portion thereof, until the applicable Event Date is cured or sixty (60) calendar days after the applicable Event Date, whichever comes first, the Company shall pay to the Investor an amount in cash, as partial liquidated damages, equal to the product of one percent (1.0%) multiplied by the total purchase price of each outstanding Advance Notice (other than the purchase price for any Advance Shares purchased by the Investor prior to the occurrence of the Event); provided, that the maximum aggregate amount payable thereunder shall not exceed 3% of such amount.

Commencing on the 30th calendar day following July 13, 2025, if at any time there is not an effective registration statement covering the Registrable Securities, and the Company proposes to register the offer and sale of any Common Shares under the Securities Act(other than a registration (i) pursuant to a registration statement on Form S-8 ((or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit arrangement), (ii) pursuant to a registration statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), or (iii) in connection with any dividend or distribution reinvestment or similar plan), whether for its own account or for the account of one or more shareholders of the Company and the form of registration statement to be used may be used for any registration of Registrable Securities, the Company shall give prompt written notice (in any event no later than five days prior to the filing of such registration statement) to the holders of Registrable Securities of its intention to effect such a registration and, shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion from the holders of Registrable Securities; provided that, the Company shall not be required to register any Registrable Securities that have been sold or may be sold without any restrictions pursuant to Rule 144 under the Securities Act, as determined by the counsel to the Company.

The foregoing summary of the EPFA Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the EPFA, the form of which is filed with this Form 6-K as Exhibit 10.8 and is incorporated herein by reference.

Unregistered Sales of Equity Securities.

Information regarding unregistered sales of securities set forth under Item 1.01 of this Form 6-K is incorporated by reference into this Item 3.02.

The securities that may be issued under the EPFA are being offered and sold by the Company in a transaction that is exempt from the registration requirements of the Securities Act, in reliance on Section 4(a)(2) of the Securities Act. In the EPFA, the Investor represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). Accordingly, the offer and sale by the Company of the securities that may be issued and sold to the Investor under the EPFA have not been registered under the Securities Act or any applicable state securities or “Blue Sky” laws and, therefore, such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities or “Blue Sky” laws.

This Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Regulation FD Disclosure.

On July 17, 2025, the Company issued a press release announcing that the Company entered into the EPFA, Purchase Agreement and Convertible Notes. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

The information provided in this Item 7.01 (including Exhibit 99.1 hereto), is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement between Bit Origin Ltd. and Buyers, dated July 13, 2025
10.2	Form of Series A-1 Senior Secured Convertible Note
10.3	Form of Series B-1 Senior Secured Convertible Note
10.4	Form of Registration Rights Agreement
10.5	Form of Security Agreement
10.6	Form of Subsidiary Guaranty
10.7	Form of Equity Purchase Facility Agreement between Bit Origin Ltd and the Investor, dated July 13, 2025
10.8	Form of Registration Rights Agreement between Bit Origin Ltd and the Investor, dated July 13, 2025
99.1	Press Release, dated July 17, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT ORIGIN LTD.

Date: July 17, 2025	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board